EXHIBIT 99.1

NXT Energy Solutions Announces Final Closing of $10 Million Private Placement

CALGARY, Alberta, July 04, 2018 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD) (OTC QB:NSFDF) is pleased to announce it has closed on a final amount of $974,311 of its Private Placement announced on February 16, 2018.  This brings the total amount raised under the Private Placement to approximately $9,484,810 through the issuance of an aggregate of 10,264,946 units at $0.924 per unit, marginally less than the original target of $10,076,416 and the issuance of 10,905,212 units.

Each unit consists of one Common Share and one-third of one Common Share purchase warrant (each whole warrant, a "Warrant"), and each Warrant entitles the holder to acquire one Common Share at an exercise price of $1.20 for twelve (12) months from closing of the first tranche of the Private Placement on February 16, 2018.

As a result of this closing Alberta Green Ventures Limited Partnership, (the “Subscriber”) owns approximately 20.0% of the Company’s 68,432,746 outstanding Common Shares (including the Common Shares to be issued upon exercise of the Warrants) and has become a "Control Person", as such term is defined under applicable securities laws.  Shareholders of NXT approved the Subscriber to become a Control Person at the annual and special meeting of shareholders held on June 7, 2018.

In conjunction with the closing on the final amount of the Private Placement, the Company and the Subscriber have entered into an Investor Rights Agreement pursuant to which: (a) the Subscriber will have the right to nominate one director for election to the board of directors of NXT (subject to maintaining any equity ownership of at least 10% in NXT); (b) the Subscriber will be entitled to participate in future equity or convertible security offerings of NXT in order to maintain its pro rata equity interest in NXT (subject to maintaining any equity ownership of at least 10% in NXT); (c) the Subscriber will be entitled to a similar equity offering participation right in connection with certain new entities that may be created by NXT to expand the application of its proprietary technologies; and (d) the Subscriber has agreed to a 18 month standstill from the closing date of this final amount of the Private Placement and a 12 month restriction on dispositions of 75% of the securities acquired in the Private Placement.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary SFD® survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Mr. George Liszicasz
President & CEO
+1-403-206-0800
nxt_info@nxtenergy.com
www.nxtenergy.com

Mr. Jakub Brogowski
Chief Financial Officer
+1-403-206-0807
nxt_info@nxtenergy.comwww.nxtenergy.com

For more information about Alberta Green Ventures Limited Partnership please contact:

Alberta Green Ventures GP Inc.
General Partner of Alberta Green Ventures Limited Partnership
1600, 421 7 Avenue SW
Calgary, Alberta T2P 4K9
+1-403-298-1901
Attention: Corporate Secretary